Exhibit 99.1

FOR IMMEDIATE RELEASE

Leading Cyber Security Company Standardizes on
 Silicom’s High-Density Server Adapters

-   Design Win Expected to Ramp Up to ~$1.5M/Yr -
- Talks Underway Regarding Silicom’s Edge Devices & Smart NICs

KFAR SAVA, Israel — February 7, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that one of its long-term customers, a rapidly-growing Cyber Security company which is now moving heavily into the processing of higher volumes of data at much higher data rates, has standardized on Silicom’s high-density server adapters with the intention of eventually using them to replace all of its lower speed/lower density adapters. With this new win, the customer’s run rate has now risen to $1 million per year, and as the migration to the higher density adapters continues, the run rate is expected to ramp up to approximately $1.5 million per year, even at current quantities.

In parallel, discussions continue regarding the customer’s potential deployment of Silicom’s edge devices and smart NICs. Uptake of any of these advanced products would significantly increase the customer’s annual purchases.

“We are pleased and proud that this fast-growth Cyber leader views Silicom as its ‘performance partner’ for dominating the high-speed/high-volume space,” commented Shaike Orbach, Silicom’s President & CEO. “Our high-density adapters are up to the challenge: they handle massive volumes of data reliably at top speeds, giving the customer’s products a clear performance edge. Just as important, the customer trusts us for top-level support, manufacturing and delivery as it builds out its portfolio.

“That is why so many of our customers stay with us for the long haul, coming initially when they are small and staying with us as they grow. In essence, we become strategic design partners, helping them optimize and improve the critical throughput aspect of current and future products. Given the mind-boggling security challenges being created by the explosion of data points in the Cloud and IoT reality, we believe that Cyber Security will continue to be an important growth driver for us.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com